May 14, 2007

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Columbus Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-1
Filed on February 13, 2007
File Number 333-138890

Dear Mr. Reynolds:

We are writing on behalf of Columbus Acquisition Corp. (the “Company”), in response to the May 9, 2007 letter (the “Comment Letter”) of the Securities and Exchange Commission (the “Commission”), with respect to Amendment No. 2 to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), which includes the prospectus of the Company (the “Prospectus”). The Company is filing herewith Pre-Effective Amendment No. 3 to the Form S-1 (“Amendment No. 3”). For the convenience of the staff of the Commission (the “Staff”), each Staff comment in the Comment Letter has been reprinted in italics in this letter, numbered to correspond with the paragraph number assigned to such comment in the Comment Letter, and is followed by the corresponding response. All page references in this letter are to pages of the clean version of Amendment No. 3, which includes the Prospectus as revised.

In connection with our response, we are submitting the following materials:

1.	Five revised, clean courtesy copies of Amendment No. 3; and

2.	Five courtesy copies of Amendment No. 3, marked to show changes from Amendment No. 2 to the Registration Statement filed on April 11, 2007 (“Amendment No. 2”).

Mr. John Reynolds
The Securities and Exchange Commission
May 14, 2007

Use of Proceeds, page 30

1.	We note you indicate that you will use $1,070,000 for working capital. Please revise to indicate the amounts to be used for each noted purpose in working capital.

As requested by the Staff, we have revised the “Use of Proceeds” table to reflect each noted purpose in working capital.

Conversion Rights, page 45

2.
Please clarify the specific procedures for shareholders wishing to convert their shares must take to exercise their conversion rights to receive a pro rata portion of the trust account. For example, explain what precise steps shareholders will be required to take to properly exercise their conversion rights before and after the shareholder meeting to vote on a proposed transaction.

As requested by the Staff, we have revised the discussion under “Conversion Rights” to explain what precise steps shareholders will be required to take to properly exercise their conversion rights before and after the shareholder meeting to vote on a proposed transaction.

Legality Opinion

3.	Please file a revise opinion by LeBoeuf, Lamb, Greene & MacRae LLP to indicate the date of the dated legality opinion.

As requested by the Staff, we have refiled the legal opinion of LeBoeuf, Lamb, Greene & MacRae LLP dated May ____, 2007. We will deliver such opinion letter on the closing of the transaction and it will be dated the date of the closing.

Financial Statements, page F-1

4.
We note your disclosure (pages 17, 35, and 64) that you will be increasing the number of authorized shares of common stock to 39,000,000. Please revise the notes to financial statements to provide disclosure regarding the subsequent increase in authorized shares. We note that the balance sheet reflects a number of authorized shares that would not support equity classification of the warrant (as well as the insider warrants) and unit purchase option in accordance with paragraph 19 of EITF 00-19, and there is no disclosure regarding any subsequent increase in authorized shares.

As requested by the Staff, the relevant disclosure has been added in Note 1 to the financial statements regarding the subsequent increase in authorized shares.

Mr. John Reynolds
The Securities and Exchange Commission
May 14, 2007

5.	Please provide a currently dated consent of the independent accountant in any amendment and ensure that the financial statements are updated as required by Rule 3-12 of Regulation S-X.

As requested by the Staff, we are filing a currently dated consent of the independent account in Amendment No. 3 and we have updated the financial statements in accordance with Rule 3-12 of Regulation S-X.

* * * *

Should you have any questions concerning the above responses or the enclosed materials, please telephone the undersigned at (212) 424-8284.

Very truly yours,

/s/ Andrew Hulsh

Andrew Hulsh

Copy to:	Andrew Intrater
Columbus Acquisition Corp.
Chairman of the Board and
Chief Executive Officer